UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of Registrant:	MICT, Inc.
Address of principal executive office:	28 West Grand Avenue, Suite 3
City State and ZIP Code:	Montvale, New Jersey 07645

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarter ended September 30, 2020 within the prescribed time period without unreasonable effort or expense because the Company needs additional time to complete its financial statements for the quarter ended September 30, 2020 as a result of the closing of a significant merger during the quarter and the inclusion of such merger target’s and a majority-owned subsidiary’s financial statements for the first time. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Exchange Act Rule 12b-25.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Darren Mercer	(201) 225-0190
Name	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MICT, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2020	/s/ Darren Mercer
Darren Mercer
Chief Executive Officer

PART IV, QUESTION 3

Pursuant to the Agreement and Plan of Merger, entered into on November 7, 2019 and amended and restated on April 15, 2020 (the “Merger Agreement”), by and among the Registrant, Global Fintech Holdings Intermediate Ltd., a British Virgin Islands company (“Intermediate”), MICT Merger Subsidiary Inc., a British Virgin Islands company and a wholly-owned subsidiary of the Registrant (“Merger Sub”) and Global Fintech Holdings Ltd., as the sole shareholder of Intermediate (“GFH”), Merger Sub merged with and into Intermediate, with Intermediate continuing as the surviving entity, as a result of which Intermediate became a wholly owned subsidiary of the Registrant (the “Merger”). In addition, in connection with the Merger, in April and July 2020, the Registrant sold convertible notes in the aggregate amount of $15 million, which all converted to the Registrant’s common stock, par value, $0.001 per share, during the quarter ended September 30, 2020. For these reasons, results of operations that the Registrant expects to report for the period ended September 30, 2020 will reflect significant changes from its results of operations for the period ended September 30, 2019.

General and administrative costs are part of operating expenses. General and administrative costs for the three and nine months ended September 30, 2020 were $4,899,000 and $6,337,000, respectively, compared to $501,000 and $2,161,000 for the three and nine months ended September 30, 2019, respectively. This represents an increase of $4,398,000 and $4,176,000, for the three and nine months ended September 30, 2020, respectively. The increase is mainly the result of: (i) Increase in consultant as a result of the Merger and the April and July convertible notes in the aggregate amount of $15 million; (ii) Increase in expenses of directors and officers insurance; (iii) Increase in share issue expenses to service providers granted due to Merger; and (iv)  the consolidation of Intermediate as from July 1, 2020.

Financial income (expenses), net for the three and nine months ended September 30, 2020 were $(8,960,000) and $(8,803,000) compared to $(346,000) and $(292,000) for the three and nine months ended September 30, 2019, respectively. This represents an increase in financial expenses of $8,614,000 and $8,511,000, for the three and nine months ended September 30, 2020. The increase in financial income, net for the three and nine months ended September 30, 2020, is primarily due to the recognition of beneficial conversion expense of approximately $8,482,000.

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